BAIRD FUNDS, INC.
777 East Wisconsin Avenue
Milwaukee, WI 53202

July 17, 2012

VIA EDGAR TRANSMISSION

Securities and Exchange Commission
Division of Investment Management
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention:  Ms. Kimberly Browning

Re:	Baird Funds, Inc. (the “Registrant”)
Securities Act Registration No: 333-40128
Investment Company Act Registration No: 811-09997
Baird Short-Term Bond Fund (S000031705)

Ms. Browning:

Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, the Registrant hereby requests that the effectiveness of Post-Effective Amendment No. 29 to the Registrant’s registration statement on Form N-1A filed on July 17, 2012 be accelerated as soon as practicable but no later than September 4, 2012.  The sole purpose for Post-Effective Amendment No. 29 is to add an Investor Class to the Baird Short-Term Bond Fund.

The Registrant hereby acknowledges that the disclosure in the Registration Statement is the responsibility of the Registrant.  The Registrant hereby further acknowledges that:

•
should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•
the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require further information, please contact Rachel Spearo, U.S. Bancorp Fund Services, LLC (Administrator to the Registrant) at 414-765-5384.

Very truly yours,

Baird Funds, Inc.

By: /s/ Andrew D. Ketter
Name:  Andrew D. Ketter
Title:  Assistant Secretary

Robert W. Baird & Co. Incorporated, the principal underwriter for the above-referenced Registrant, hereby concurs in the request for acceleration of the effective date as soon as practicable and no later than September 4, 2012 of the Registrant’s its Post-Effective Amendment No. 29 to its Registration Statement filed on Form N-1A.

Robert W. Baird & Co. Incorporated

By: /s/ Andrew D. Ketter
Name:  Andrew D. Ketter
Title:  First Vice President